Exhibit 17.1

January 9, 2024

NexGel, Inc.

2150 Cabot Boulevard West

Suite B

Langhorne, Pennsylvania 19067

RE:	Resignation from NexGel, Inc.

Dear Board of Directors:

Effective as of March 31, 2024, I hereby resign as a member of the Board of Directors (the “Board”) of NexGel, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

I wish the Company my best as it continues to pursue its business plan and strategic objectives.

Sincerely,

/s/ Miranda J. Toledano

Miranda J. Toledano